UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of
December
 2025
Commission File Number:
001-42209

YXT.COM GROUP HOLDING LIMITED
(Exact Name of Registrant as Specified in Its Charter)

Room
501-502,
No. 78 East Jinshan Road
Huqiu District, Suzhou
Jiangsu, 215011, People’s Republic of China
+86 (512) 6689 9881
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F
or
Form 40-F.
Form 20-F ☒   Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Interim report of YXT.COM GROUP HOLDING LIMITED for the six months ended June 30, 2025

101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YXT.COM GROUP HOLDING LIMITED

Date: December 17, 2025	By:	/s/ Shen Cao
	Name:	Shen Cao
	Title:	Chief Financial Officer

YXT.COM GROUP HOLDING LIMITED

INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025

PRELIMINARY NOTE

Our unaudited condensed consolidated financial statements as of and for the six-months ended June 30, 2025 and June 30, 2024, included herein, are prepared in accordance with accounting principles generally accepted in the United States of America and are reported in U.S. dollars (“US$”). These should be read in conjunction with our audited financial statements as of and for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) on Form 20-F on April 24, 2025 (the “2024 Annual Report”).

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements that reflect our current or then-current expectations and views of future events. Many of the forward-looking statements contained in this document can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements that appear in in this document may include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors. These risks and uncertainties include factors relating to:

•	general economic, political, demographic and business conditions in China and globally;

•	our ability to implement our growth strategy;

•	the success of operating initiatives, including advertising and promotional efforts and new solution development by us and our competitors

•	our ability to develop and apply our technologies to support and expand our solution offerings;

•	the expected growth of the digital corporate learning industry in China;

•	competition in the digital corporate learning industry in China;

•	changes in government policies and regulation; and

•	other factors that may affect our financial condition, liquidity and results of operations.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as representations or warranties by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

You should read this document completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this document.

Key Operating Metrics

We manage our business using the following key operating metrics. We use these metrics to assess the progress of our business, make decisions on where to allocate capital, time and technology investments and assess the near-term and long-term performance of our business.

The following tables set forth the major operating metrics for the periods indicated.

	As of June 30
	2024	2025
Number of subscription customers	2,481	2,358
Net revenue retention rates of subscription customers	102.8%	100.3%

The number of subscription customers was 2,358 as of June 30, 2025, compared with 2,481 as of June 30, 2024. Net revenue retention rates of subscription customers decreased to 100.3% for the six months ended June 30, 2025 from 102.8% in the same period of last year. The change reflects the Company’s strategic shift towards large enterprise accounts with consistent demand for corporate learning solutions, and an anticipated churn of small and medium-sized customers from the Company’s portfolio.

Results of Operations

The following table sets forth a breakdown of our total revenues, in absolute amounts and as percentages of total revenues, for the periods indicated:

	For the Six Months Ended June 30,
	2024		2025
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenue:
Corporate learning solutions	164,420	99.2	152,417	21,277	99.7
Others	1,336	0.8	477	66	0.3
Total revenues	165,756	100.0	152,894	21,343	100.0
Cost of revenues	(64,419)	(38.9)	(53,380)	(7,452)	(34.9)
Gross profit	101,337	61.1	99,514	13,891	65.1
Sales and marketing expenses	(71,569)	(43.2)	(61,932)	(8,645)	(40.5)
Research and development expenses	(59,772)	(36.1)	(48,277)	(6,739)	(31.6)
General and administrative expenses	(44,993)	(27.1)	(54,219)	(7,569)	(35.5)
Other operating income	1,609	1.0	465	65	0.3
Loss from operations	(73,388)	(44.3)	(64,449)	(8,997)	(42.2)
Interest and investment income	4,163	2.5	1,685	235	1.1
Interest expense	(4,993)	(3.0)	(4,186)	(584)	(2.7)
Investment losses	(4,951)	(3.0)	(7,417)	(1,035)	(4.8)
Gain on deconsolidation of CEIBS Publishing Group	78,760	47.5	—	—	—
Foreign exchange gain, net	33	—	489	68	0.3
Change in fair value of derivative liabilities	21,735	13.1	—	—	—
Income/(loss) before income tax expenses	21,359	12.9	(73,878)	(10,313)	(48.3)
Income tax expense	—	—	—	—	—
Net income/(loss)	21,359	12.9	(73,878)	(10,313)	(48.3)

Comparison of the Six Months Ended June 30, 2025 and 2024

Revenues

We derive our revenues from two sources, namely (i) corporate learning solution revenues, including solutions based on both subscription and non-subscription, and (ii) other revenues, primarily consisting of sales of customized software and related maintenance services. Our revenues were RMB152.9 million (US$21.3 million) for the six months ended June 30, 2025, compared with RMB165.8 million for the same period in 2024, representing a decrease of 7.8%.

•

Revenues from corporate learning solutions. Our revenues from corporate learning solutions were RMB152.4 million (US$21.3 million) for the six months ended June 30, 2025, compared with RMB164.5 million for the same period of last year.

•

Revenues from subscription based corporate learning solutions. Our revenues from subscription based corporate learning solutions were RMB144.7 million (US$20.2 million) for the six months ended June 30, 2025, compared with RMB151.9 million for the same period of last year. The change was primarily due to (i) a net impact of RMB4.8 million from operational adjustments, which was in turn due to (1) our strategic suspension of certain ancillary online teaching tools; (2) our business expansion strategy to focus on large enterprises with strong and steady demand for corporate learning solutions, leading to an expected loss of portion from some small and medium-sized customers and therefore the decrease in the number of our subscription customers during the same periods; and (ii) the deconsolidation of CEIBS PG starting from January 15, 2024, resulting in a decrease of RMB2.4 million.

•

Revenues from non-subscription based corporate learning solutions. Our revenues from non-subscription based corporate learning solutions were RMB7.7 million (US$1.1 million) for the six months ended June 30, 2025, compared with RMB12.6 million for the same period of last year. The change was primarily due to (i) reduced offline solutions reflecting our strategic emphasis on subscription-based, digitized corporate learning solutions; and (ii) the deconsolidation of CEIBS PG starting from January 15, 2024, resulting in a decrease of RMB0.8 million.

•

Revenues from others. Our revenues from others were RMB0.5 million (US$66.0 thousand) for the six months ended June 30, 2025, compared with RMB1.3 million for the same period of last year. The change primarily reflects fewer customized software projects completed in the six months ended June 30, 2025, aligning with our new strategic focus.

The following table breaks down our total revenues by these categories, by amounts and as percentages of total revenues, for the periods presented:

	For the Six Months Ended June 30,
	2024		2025
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Corporate learning solution
Subscription	151,834	91.6	144,740	20,205	94.7
Non-subscription	12,586	7.6	7,677	1,072	5.0
Others	1,336	0.8	477	66	0.3
Total	165,756	100.0	152,894	21,343	100.0

Cost of revenues

Our cost of revenues was RMB53.4 million (US$7.5 million) for the six months ended June 30, 2025, compared with RMB64.4 million for the same period of last year, representing a decrease of 17.1%. This was mainly due to (i) raise in productivity in our operation leveraging AI tools; (ii) decreased staff expenses and third-party infrastructure costs through operational optimization; (iii) lower instructor compensation costs due to the reduction of offline solutions, aligning with our strategic emphasis on subscription-based, digitized and AI-powered corporate learning solutions; and (iv) the deconsolidation of CEIBS PG starting from January 15, 2024, resulting in a decrease of RMB0.7 million.

Gross profit and gross margin

Our gross profit was RMB99.5 million (US$13.9 million) for the six months ended June 30, 2025, compared with RMB101.3 million for the same period of last year, representing a decrease of 1.8%. Our gross margin was 65.1% for the six months ended June 30, 2025, compared with 61.1% for the same period of last year, representing an increase of 4.0 percentage points. This was mainly driven by our continual focus on large enterprise subscription customers, higher-marginal-contribution solutions and ongoing cost optimization efforts.

Sales and marketing expenses

Our sales and marketing expenses were RMB61.9 million (US$8.6 million) for the six months ended June 30, 2025, compared with RMB71.6 million for the same period of last year, representing a decrease of 13.5%. This was mainly due to (i) raise in productivity in acquiring, converting and retaining customers and realizing revenues aided by AI tools and our branding campaign; (ii) decreases in compensation paid to sales and marketing staff due to our efforts in better relocating our human resources; and (iii) the deconsolidation of CEIBS PG starting from January 15, 2024, resulting in a decrease of RMB1.7 million.

Research and development expenses

Our research and development expenses were RMB48.3 million (US$6.7 million) for the six months ended June 30, 2025, compared with RMB59.8 million for the same period of last year, representing a decrease of 19.2%. This was mainly due to (i) increased R&D ROI due to our new discipline and approach to product-market-fit; (ii) decreases in compensation paid to research and development staff due to our efforts in better relocating our human resources; and (iii) the deconsolidation of CEIBS PG starting from January 15, 2024, resulting in a decrease of RMB0.2 million.

General and administrative expenses

Our general and administrative expenses were RMB54.2 million (US$7.6 million) for the six months ended June 30, 2025, compared with RMB45.0 million for the same period of last year, representing an increase of 20.4%. This was mainly due to (i) the increase of professional service fees; and (ii) an increase in share-based compensation paid to general and administrative staff due to the execution of the share incentive plan in January 2025. The increase was partially offset by (i) the decrease in compensation paid to general and administrative staff; and (ii) the deconsolidation of CEIBS PG starting from January 15, 2024, resulting in a decrease of RMB1.4 million.

Net loss

Our net loss was RMB73.9 million (US$10.3 million) for the six months ended June 30, 2025, compared with a net income of RMB21.4 million for the same period of last year.

Non-U.S. GAAP Financial Measure

In evaluating our business, we consider and use adjusted net loss as a supplemental non-GAAP measure to review and assess our operating performance. Adjusted net loss is net loss excluding gain on deconsolidation of CEIBS PG, share-based compensation, change in fair value of derivative liabilities, net of income taxes, to the extent applicable. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measure is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Net income/(loss)	21,359	(73,878)	(10,313)
Adjustments:
Gain on deconsolidation of CEIBS Publishing Group	(78,760)	—	—
Share-based compensation	3,820	9,873	1,378
Change in fair value of derivative liabilities	(21,735)	—	—

Adjusted loss before income taxes	(75,316)	(64,005)	(8,935)
Adjusted income taxes	—	—	—

Adjusted net loss (non-GAAP)	(75,316)	(64,005)	(8,935)

Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been proceeds from operating activities, proceeds from the issuance and sales of our ordinary shares, as well as borrowings from banks. As of June 30, 2025, we had RMB142.4 million (US$19.9 million) in cash and cash equivalents. Our cash and cash equivalents mainly consist of bank deposits and are primarily denominated in Renminbi and US dollars. Our cash and cash equivalents denominated in Renminbi amounted to RMB59.8 million (US$8.4 million) as of June 30, 2025, among which RMB59.1 million (US$8.2 million) was held by the VIEs. Meanwhile, our cash and cash equivalents denominated in US dollars amounted to RMB82.6 million (US$11.5 million) as of June 30, 2025, among which RMB1.3 million (US$0.2 million) was held by the VIEs. As of June 30, 2025, 100% of our cash and cash equivalents denominated in Renminbi are located in the PRC, while our cash and cash equivalents denominated in US dollars located in the PRC and held outside of the PRC amounted to RMB1.4 million (US$0.2 million) and RMB81.2 million (US$11.3 million), respectively.

We incurred net loss of RMB73.9 million (US$10.3 million) for the six months ended June 30, 2025 and was in a net current liability with the amount of RMB92.6 million (US$12.9 million) as of June 30, 2025. Net cash used in operating activities was RMB101.5 million and RMB94.9 million (US$13.2 million) for the six months ended June 30, 2024 and 2025, respectively. Accumulated deficit was RMB3,287.5 million and RMB3,361.4 million (US$469.2 million) as of December 31, 2024 and June 30, 2025, respectively.

Our ability to continue as a going concern is dependent on our ability to obtain additional loan or equity financing and successfully executing our business plan. Historically, we have relied principally on both operational sources of cash and non-operational sources of financing from investors and borrowings from banks to fund the operations and business development. Subsequent to June 30, 2025, we obtained a line of credit of RMB50.0 million (US$7.0 million) which is guaranteed by the Founder of the Group with a two-year term. We plan to obtain renewals of current bank loans when they become due or obtain new bank loans to ensure efficient operating cash flow. In addition, we implemented cost saving measures to reduce operating cash outflow and expect a decrease in cash outflow over the next twelve months to operate at the current level. We have concluded that the above plan is probable of being effectively implemented. With these and based on cash flows projection and existing balance of cash and cash equivalents, we believe the cash flows from operating and financing activities are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the condensed consolidated financial statements are issued. However, there can be no assurances that funding sources will be available at terms acceptable to us, or at all.

As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries and our consolidated VIEs in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to our consolidated VIEs only through entrusted loans. See “Item 3. Key Information—Item 3.D. Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2024.

The following table sets forth a summary of our cash flows for the year indicated.

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(101,533)	(94,868)	(13,244)
Net cash used in investing activities	(33,777)	(94,720)	(13,222)
Net cash generated from/(used in) financing activities	86,511	(85,718)	(11,966)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	380	(346)	(48)
Net decrease in cash and cash equivalents and restricted cash	(48,419)	(275,652)	(38,480)
Cash, cash equivalents and restricted cash at beginning of the period	320,489	418,242	58,385

Cash, cash equivalents and restricted cash at end of the period	272,070	142,590	19,905
Cash, cash equivalents and restricted cash at end of the period	272,070	142,590	19,905
Less: restricted cash	156	156	22
Cash and cash equivalent at the end of the period	271,914	142,434	19,883

Operating activities

Net cash used in operating activities was RMB94.9 million (US$13.2 million) for the six months ended June 30, 2025. The difference between our net loss of RMB73.9 million (US$10.3 million) and the net cash used in operating activities was mainly attributable to (i) a decrease in deferred revenue of RMB32.7 million (US$4.6 million), (ii) an decrease in other payable and accrued liabilities of RMB19.3 million (US$2.7 million), and (iii) interest and investment income accrued of RMB1.4 million (US$0.2 million), partially offset by (iv) share-based compensation of RMB9.9 million (US$1.4 million), (v) impairment of available-for-sale debt securities of RMB7.1 million (US$1.0 million), (vi) depreciation of property, equipment and software of RMB3.4 million (US$0.5 million), (vii) amortization of intangible assets of RMB2.1 million (US$0.3 million), (viii) a decrease of accounts receivable of RMB2.9 million (US$0.4 million), (ix) a decrease of prepaid expenses and other assets of RMB3.2 million (US$0.5 million), and (x) an increase of accounts payable of RMB3.1 million (US$0.4 million).

Net cash used in operating activities was RMB101.5 million for the six months ended June 30, 2024. The difference between our net income of RMB21.4 million and the net cash used in operating activities was mainly attributable to (i) gain on deconsolidation of CEIBS Publishing Group of RMB78.8 million, (ii) fair value change of derivatives liabilities of RMB21.7 million, (iii) an decrease in other payable and accrued liabilities of RMB23.2 million, (iv) a decrease in deferred revenue of RMB17.6 million, and (v) a decrease of accounts payable of RMB2.8 million, partially offset by (vi) impairment of available-for-sale debt securities of RMB5.0 million, (vii) depreciation of property, equipment and software of RMB3.9 million, (viii) amortization of intangible assets of RMB2.5 million, (ix) share-based compensation of RMB3.8 million, (x) a decrease of accounts receivable of RMB2.8 million, (xi) a decrease of prepaid expenses and other assets of RMB2.7 million, and (xii) an increase of amounts due to related parties of RMB1.1 million.

Investing activities

Net cash used in investing activities was RMB94.7 million (US$13.2 million) for the six months ended June 30, 2025, which was primarily due to (i) cash paid for short-term investments of RMB91.7 million (US$12.8 million), and (ii) purchase of equity securities of RMB3.0 million (US$0.4 million).

Net cash used in investing activities was RMB33.8 million for the six months ended June 30, 2024, which was primarily due to (i) cash paid for short-term investments of RMB56.1 million, (ii) cash change due to deconsolidation of CEIBS Publishing Group of RMB30.8 million, (iii) loan to related party of RMB2.0 million, and (iv) purchase of property, equipment and software of RMB1.0 million, partially offset by (v) cash received from maturity of short-term investments of RMB56.1 million.

Financing activities

Net cash used in financing activities was RMB85.7 million (US$12.0 million) for the six months ended June 30, 2025, which was primarily due to (i) repayment of long-term borrowings of RMB121.0 million (US$16.9 million), (ii) repayment of short-term borrowings of RMB80.0 million (US$11.2 million), and (iii) payment for repurchase of stocks of RMB2.2 million (US$0.3 million), partially offset by (iv) proceeds from discounted bank acceptance notes of RMB 78.1 million (US$10.9 million) and (v) proceeds from short-term borrowings of RMB40.0 million (US$5.6 million).

Net cash generated from financing activities was RMB86.5 million for the six months ended June 30, 2024, which was primarily due to (i) proceeds from long-term borrowings of RMB128.0 million, and (ii) proceeds from short-term borrowings of RMB80.0 million, partially offset by (iii) repayment of long-term borrowings of RMB81.5 million and (iv) repayment of short-term borrowings of RMB39.8 million.

Material Cash Requirements

Our material cash requirements as of June 30, 2025 primarily include our operating lease commitments, short-term and long-term borrowings, capital expenditures, and working capital requirements.

Our operating lease commitments consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. The majority of our operating lease commitments are related to our office lease agreements in China. Our short-term and long-term borrowings represent future maximum commitment relating to the principal amount and interests in connection with our borrowings. For details, see Note 9 to our unaudited condensed consolidated financial statements.

The following table sets forth our contractual obligation as of June 30, 2025.

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease commitment(1)	27,323	9,558	9,000	2,922	5,843
Short-term borrowings(2)	70,855	70,855	—	—	—
Long-term borrowings(2)	58,929	52,912	6,017	—	—

1)	Represents obligations under lease agreements for our office premises.
2)	Includes interest payment obligations thereof.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with the purchase of third-party content and computer equipment. Our capital expenditures were RMB1.0 million and RMB26 thousand (US$4 thousand) for the six months ended June 30, 2024 and 2025, respectively. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2025.

Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of unaudited condensed consolidated financial statements. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations because of changes in our estimates. Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. For the period ended June 30, 2025, we identified no critical accounting estimates in the preparation of our financial statements.

Recent Accounting Pronouncements

For a detailed discussion on recent accounting pronouncements, see Note 2 to our unaudited condensed consolidated financial statements.

Holding Company Structure

YXT.COM GROUP HOLDING LIMITED is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and our consolidated VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees and royalty payments to our PRC subsidiaries by our consolidated VIEs in the PRC pursuant to certain contractual arrangements. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance, or PRC GAAP. In accordance with PRC company laws, our consolidated VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our consolidated VIEs. Appropriation to discretionary surplus fund is made at the discretion of our consolidated VIEs. Pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund, and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiaries. Appropriation to the other two reserve funds are at our subsidiaries’ discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated VIEs either through entrustment loans or direct loans to such consolidated VIEs’ nominee shareholders, which would be contributed to the consolidated VIEs as capital injections. Such direct loans to the nominee shareholders would be eliminated in our unaudited condensed consolidated financial statements against the consolidated VIEs’ share capital.

Trend Information

Other than as disclosed elsewhere in this interim report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended June 30, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

Quantitative and Qualitative Disclosure about Market Risk

Concentration of Credit Risk

Financial instruments that potentially subject us to the concentration of credit risks consist of cash and cash equivalents, restricted cash and short-term investments. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. As of December 31, 2024 and June 30, 2025, all of our cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in the PRC and Hong Kong, which management considers to be of high credit quality based on their credit ratings.

We have not experienced any significant recoverability issue with respect to its accounts receivable. We assess the creditworthiness of each customer when providing services and may require the customers to make advance payments or a deposit before the services are rendered.

As of December 31, 2024 and June 30, 2025, there was no customer with greater than 10% of the accounts receivable.

Foreign Currency Exchange Rate Risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 1.86% in the six months ended June 30, 2025. The appreciation of the RMB against the US$ was approximately 2.36% in the six months ended June 30, 2024. It is difficult to predict how market forces or PRC, or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.